Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	October 26, 2023
Eldorado Gold Reports Q3 2023 Financial and Operational Results

VANCOUVER, BC - Eldorado Gold Corporation (“Eldorado” or “the Company”) today reports the Company’s financial and operational results for the third quarter of 2023. For further information, please see the Company’s Consolidated Financial Statements and Management’s Discussion and Analysis ("MD&A") filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Third Quarter 2023 Highlights

Operations
•Gold production: 121,030 ounces, compared to 118,791 ounces in Q3 2022, a 2% increase from Q3 2022 as a result of the enhanced materials handling circuit at Kisladag, productivity initiatives and associated improvements at Olympias, slightly offset by slower than expected development at Lamaque due to suspended shifts in Q2 2023 as a result of the wildfires in the region.
•Gold sales: 119,200 ounces at an average realized gold price per ounce sold1 of $1,879, compared to 118,388 ounces at an average realized gold price per ounce sold of $1,688 in Q3 2022.
•Production costs: $115.9 million, compared to $123.5 million in Q3 2022. The decrease was primarily due to lower transport and refining charges and a reduction in unit costs of key consumables such as electricity and diesel in Turkiye.
•Cash operating costs1: $698 per ounce gold sold, compared to $803 per ounce gold sold in Q3 2022. Cash operating costs decreased from Q3 2022 primarily a result of higher ounces sold, as well as lower treatment and refining costs due to lower zinc sales, and lower VAT on concentrate sales in gold treatment costs.
•All-in sustaining costs ("AISC")1: $1,177 per ounce sold, compared to $1,259 per ounce sold in Q3 2022, the decrease was due to lower cash operating cost per ounce sold, partially offset by higher royalty expense.
•Total capital expenditures: $91.1 million, including $27.3 million of growth capital1 invested at Skouries, with continued focus on construction, engineering and procurement. Further, underground development continued to progress on the west decline and it is on plan to reach the targeted development meters for 2023. Growth capital invested at the operating mines totalled $29.1 million and was primarily related to Kisladag waste stripping to support mine life extension and construction of the first phase of the North Heap Leach Pad. Sustaining capital1 totalled $31.8 million, including $18.0 million at Lamaque for underground development, equipment rebuilds, and the expansion of the tailing management facility.
•Production, cost, and capital expenditure outlook: The Company is updating its 2023 annual gold production guidance, cost guidance, and capital expenditure guidance to narrow the ranges, reflecting updated full-year expectations given the operational and financial performance to date.
◦Gold production is expected to be 475,000 to 495,000 ounces of gold, from 475,000 to 515,000
◦Cash operating costs per ounce sold range lowered to $730 to $780, from $760 to $860, primarily due lower unit costs for fuel and power, and a weaker Lira and Canadian dollar.
◦Total operating costs per ounce sold range lowered to $830 to $880 per ounce sold, from $860 to $960, primarily due to lower operating costs.
◦AISC per ounce sold is expected to be $1,190 to $1,240 per ounce sold, from $1,190 to $1,290.
◦Growth Capital Investment in 2023 lowered to $280 to $305 million, from $394 to $437 million, including:
1 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2023 MD&A.

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▪Lowering Skouries Growth Capital Investment to $160 to $170 million from $240 to $260 million, as described below within Skouries section.
▪Lowering other Growth Capital Investment to $120 to $135 million from $154 to $177 million, primarily driven by deferral of projects to 2024 at Lamaque and Kisladag.

Financial
•Revenue: $245.3 million in Q3 2023, an increase of 13% from $217.7 million in Q3 2022, primarily due to higher sales volumes at a higher realized gold price.
•Net cash generated from operating activities from continuing operations: $108.1 million compared to $52.7 million in Q3 2022, primarily as a result of higher revenue and lower production costs.
•Cash flow from operating activities before changes in working capital2: $97.5 million in Q3 2023, compared to $55.8 million in Q3 2022, primarily driven by higher revenue and lower production costs.
•Cash and cash equivalents: $476.6 million, as at September 30, 2023. Cash increased by $20.4 million from June 30, 2023, primarily as a result of cash flow generated from our operations.
•Net earnings (loss): Net loss of $6.6 million, or $0.03 loss per share, compared to net loss of $28.4 million or $0.15 loss per share in Q3 2022. The decrease in net loss was driven by higher operating income on stronger gold sales combined with gains on derivative instruments, partially offset by higher income tax expense.
•Adjusted net earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA")2: $108.7 million, compared to $74.2 million in Q3 2022. The increase was primarily driven by higher revenue and lower production costs.
•Adjusted net earnings (loss)2: $35.0 million or $0.17 earnings per share, compared to net loss of $10.0 million or $0.05 loss per share in Q3 2022. Adjusted net earnings in Q3 2023 added back, among other things, a non-cash loss of $15.2 million on foreign exchange translation of deferred tax balances and removed a non-cash unrealized $6.0 million gain on derivative instruments, primarily on gold collars. Additionally, a one-time deferred tax expense adjustment related to a retroactive income tax rate increase from 20% to 25% in Turkiye of $22.6 million and a one-time out-of-period current tax expense adjustment from the same tax rate increase of $8.2 million (related to Q1 and Q2 2023) were adjusted from Q3 2023 net earnings.
•Free cash flow2: Negative $19.3 million compared to negative $25.7 million in Q3 2022. Free cash flow excluding Skouries was $30.0 million compared to negative $16.5 million in Q3 2022, with the increase this quarter primarily due to higher revenue, lower production costs, lower tax installments and temporary working capital movements, partially offset by an increase in investing activities.
•Project Facility Drawdowns: Drawdowns on the Skouries Term Facility year to date as at September 30, 2023 totalled €106.5 million.
Skouries Highlights

Growth capital invested of $27.3 million in Q3 2023, and $101.3 million year-to-date in 2023. Eldorado is reducing the growth capital investment guidance for Skouries to $160 to $170 million in 2023. The reduced spend in 2023 is not expected to impact the project plan, including cost and schedule, with critical path on track. The reduction is driven by:
•A plan change in awarding several contracts in order to optimize project execution;
•Shifting certain pre-production expenditures from 2023 to 2024 without impact to schedule or progress;
•Transitioning engineering work to Greece; and
•Updated execution approach to major earthworks while maintaining construction schedule flexibility.

Activity in the third quarter focused on construction ramp-up, and completing engineering and procurement. Underground development continued to advance the west decline and it is on plan to reach the targeted development meters for 2023, while major earthworks initiatives include haul road construction to build earthworks structures as well as civil works related to the crushing facility. The project cost and schedule are on track with commissioning in mid-2025 and commercial production at the end of 2025. Upcoming milestones in 2023 include the mobilization of major construction contracts for concrete, process plant piping and electrical works, in addition to
2 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2023 MD&A.

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finalizing the awards of the remaining major procurement and contract packages to 90% completion and advancing detailed engineering to 90% completion.

Power service installation advanced with the installation of the new substations and distribution to the underground network. Power service upgrades are scheduled for completion in the fourth quarter. Work continues to advance on the water management systems as expected. Mobilization continued related to the first major earthwork initiative for construction haul roads to build earthworks structures. Upcoming milestones for the remainder of 2023 include completing the awards of the remaining major procurement and contract packages, while maintaining flexibility in the construction schedule.

As at September 30, 2023:
•Overall project progress was 34%; on track to be 48% complete by year-end;
•Detailed engineering was 56% complete and procurement was 73% complete, with both on track to be 90% complete by year-end;
•Mobilization continued for major earthworks for construction haul roads to support construction of earthworks structures;
•Mobilized contractor and commenced work on the primary crusher earthworks and pilings;
•Progress advanced on the foundation construction of the primary crusher; and
•Project remains on track for commissioning in mid-2025 and commercial production at the end of 2025.

Corporate
•Sustainability: In August 2023, the Company published its 2022 Climate Change Report, introducing Eldorado's GHG Emissions Target Achievement Pathway.
•Appointed Senior Vice President, Finance: In September 2023, Ryan Swedburg was appointed as Senior Vice President, Finance.

“Operationally during the third quarter we continued to make progress across our sites,” said George Burns, Eldorado Gold’s President and CEO. “At Olympias, the productivity initiatives that were completed in early July drove a solid quarter and we expect to continue to see further improvements over the coming quarters as those initiatives continue to deliver on their full potential. At Kisladag, the materials handling circuit continues to perform well and we have seen record tonnes placed. In addition, with the new North Heap Leach Pad now under leach, we expect to see increased production over the coming quarters. We are fine tuning the circuit with a focus to potentially increasing recoveries. These initiatives across the sites support our strong outlook for growing production, declining costs and increasing cash flow.”

"In sustainability, Eldorado issued its 2022 Climate Change and GHG Emissions Report which provides our measurable progress toward our GHG mitigation target and enhancing climate resilience. This report built on our first Climate Change Report that was published in 2021 and focuses on our progress implementing our Climate Change Strategy, including our GHG Emissions Target Achievement Pathway, in which we seek to mitigate our Scope 1 and 2 emissions from operating mines by 30% on a 2020 baseline by 2030."

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Consolidated Financial and Operational Highlights

	3 months ended September 30,		9 months ended September 30,
Continuing operations (4)	2023	2022	2023	2022
Revenue	$245.3	$217.7	$704.5	$625.8
Gold produced (oz)	121,030	118,791	341,973	325,462
Gold sold (oz)	119,200	118,388	339,151	320,491
Average realized gold price ($/oz sold) (2)	$1,879	$1,688	$1,920	$1,801
Production costs	115.9	123.5	344.2	337.4
Cash operating costs ($/oz sold) (2,3)	698	803	754	807
Total cash costs ($/oz sold) (2,3)	794	892	858	902
All-in sustaining costs ($/oz sold) (2,3)	1,177	1,259	1,225	1,289
Net (loss) earnings for the period (1)	(8.0)	(54.6)	12.2	(397.5)
Net (loss) earnings per share – basic ($/share) (1)	(0.04)	(0.30)	0.06	(2.17)
Net (loss) earnings per share – diluted ($/share) (1)	(0.04)	(0.30)	0.06	(2.17)
Net (loss) earnings for the period continuing operations (1)	(6.6)	(28.4)	14.4	(91.1)
Net (loss) earnings per share continuing operations – basic ($/share)(1,4)	(0.03)	(0.15)	0.07	(0.50)
Net (loss) earnings per share continuing operations – diluted ($/share)(1,4)	(0.03)	(0.15)	0.07	(0.50)
Adjusted net earnings (loss) continuing operations - basic (1,2,4)	35.0	(10.0)	61.4	(15.7)
Adjusted net earnings (loss) per share continuing operations ($/share)(1,2,4)	0.17	(0.05)	0.32	(0.09)
Net cash generated from operating activities	108.1	52.7	223.3	114.9
Cash flow from operating activities before changes in working capital (2)	97.5	55.8	273.1	154.3
Free cash flow (2)	(19.3)	(25.7)	(76.4)	(115.2)
Free cash flow excluding Skouries (2)	30.0	(16.5)	22.8	(95.7)
Cash, cash equivalents and term deposits	476.6	306.4	476.6	306.4
Total assets	4,812.2	4,402.4	4,812.2	4,402.4
Debt	596.5	497.3	596.5	497.3

(1)Attributable to shareholders of the Company.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.
(3)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(4)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.

Total revenue was $245.3 million in Q3 2023, an increase of 13% from $217.7 million in Q3 2022 and an increase of 7% from $229.4 million earned in Q2 2023, both primarily due to higher ounces sold. Total revenue was $704.5 million in the nine months ended September 30, 2023, an increase from $625.8 million in the nine months ended September 30, 2022. The increases in both three and nine-month periods were primarily due to higher sales volumes, and higher average realized gold price.
Production costs decreased to $115.9 million in Q3 2023 from $123.5 million in Q3 2022 primarily due to reductions in unit costs of key consumables such as electricity in Turkiye and Greece, and fuel in Turkiye and Canada. Additionally, transport costs at Olympias were lower as a result of improved shipment logistics. Production costs increased to $344.2 million in the nine months ended September 30, 2023 from $337.4 million in the nine months ended September 30, 2022 primarily due to higher royalty expense and increased sales volumes.
Production costs include royalty expense which increased to $11.5 million in Q3 2023 from $10.6 million in Q3 2022 and increased to $35.3 million in the nine months ended September 30, 2023 from $30.4 million in the nine months ended September 30, 2022. In Turkiye, royalties are paid on revenue less certain costs associated with ore haulage, mineral processing and related depreciation and are calculated on the basis of a sliding scale according to

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the average London Metal Exchange gold price during the calendar year. In Greece, royalties are paid on revenue and calculated on a sliding scale tied to international gold and base metal prices and the EUR/USD exchange rate.
Cash operating costs3 averaged $698 per ounce sold in Q3 2023, a decrease from $803 in Q3 2022, primarily as a result of higher ounces sold, lower unit costs of key consumables, lower transport costs and lower VAT on concentrate sales in gold treatment costs, which are included in cash operating costs. Cash operating costs per ounce sold averaged $754 in the nine months ended September 30, 2023, a decrease from $807 in the nine months ended September 30, 2022, primarily due to an increase in volume sold.
AISC per ounce sold3 averaged $1,177 in Q3 2023, a decrease from $1,259 in Q3 2022, due to lower cash operating cost per ounce sold, partially offset by higher royalty expense. AISC per ounce sold averaged $1,225 in the nine months ended September 30, 2023, a decrease from $1,289 in the nine months ended September 30, 2022, primarily reflecting the decrease in cash operating costs per ounce sold and lower sustaining capital expenditures, partially offset by higher royalty expense.
We reported a net loss attributable to shareholders from continuing operations of $6.6 million ($0.03 loss per share) in Q3 2023 compared to a net loss of $28.4 million ($0.15 loss per share) in Q3 2022 and net earnings of $14.4 million ($0.07 earnings per share) in the nine months ended September 30, 2023 compared to net loss of $91.1 million ($0.50 loss per share) in the nine months ended September 30, 2022. The decrease in net loss this quarter, compared to Q3 2022, was driven by higher operating income on stronger gold sales and higher gold price combined with unrealized gains on derivative instruments, partially offset by higher income tax expense. The higher net earnings in the nine months ended September 30, 2023, compared to the prior year, was primarily due to higher operating income from the increase in gold sales, higher gold price, lower mine standby costs and write-down of assets, and unrealized gains on derivatives, partially offset by higher income tax expense.
Adjusted net earnings3 was $35.0 million ($0.17 earnings per share) in Q3 2023 compared to an adjusted net loss of $10.0 million ($0.05 loss per share) in Q3 2022. Adjusted net earnings in Q3 2023 added back a non-cash loss of $15.2 million on foreign exchange translation of deferred tax balances and removed a non-cash unrealized gain of $6.0 million on derivative instruments, primarily on the gold collars. Additionally, a one-time deferred tax expense adjustment related to a retroactive income tax rate increase from 20% to 25% in Turkiye of $22.6 million and a one-time out-of-period current tax expense adjustment from the same tax rate increase of $8.2 million (related to Q1 and Q2 2023) were adjusted from Q3 2023 net earnings. Adjusted net earnings in Q3 2022 added back an $18.4 million loss on foreign exchange translation of deferred tax balances.
3 These financial measures or ratios are non-IFRS financial measures or ratios. Certain additional disclosure for non-IFRS financial measures and ratios have been incorporated by reference and additional detail can be found at the end of this press release and in the section 'Non-IFRS and Other Financial Measures and Ratios' in the Company's September 30, 2023 MD&A.

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Quarterly Operations Update

	3 months ended September 30,		9 months ended September 30,
	2023	2022	2023	2022
Consolidated
Ounces produced	121,030	118,791	341,973	325,462
Ounces sold	119,200	118,388	339,151	320,491
Production costs	$115.9	$123.5	$344.2	$337.4
Cash operating costs ($/oz sold) (1,2)	$698	$803	$754	$807
All-in sustaining costs ($/oz sold) (1,2)	$1,177	$1,259	$1,225	$1,289
Sustaining capital expenditures (2)	$31.8	$32.8	$83.9	$89.6
Kisladag
Ounces produced	37,219	37,741	108,558	95,494
Ounces sold	38,732	37,721	108,405	94,380
Production costs	$28.6	$32.7	$86.7	$87.9
Cash operating costs ($/oz sold) (1,2)	$622	$752	$671	$800
All-in sustaining costs ($/oz sold) (1,2)	$884	$993	$897	$1,049
Sustaining capital expenditures (2)	$5.5	$4.8	$10.5	$11.6
Lamaque
Ounces produced	43,821	42,454	120,450	122,748
Ounces sold	40,908	42,385	119,455	122,165
Production costs	$26.9	$28.8	$84.4	$87.5
Cash operating costs ($/oz sold) (1,2)	$624	$650	$673	$684
All-in sustaining costs ($/oz sold) (1,2)	$1,099	$1,106	$1,143	$1,082
Sustaining capital expenditures (2)	$18.0	$18.2	$52.0	$44.7
Efemcukuru
Ounces produced	21,142	22,473	63,714	66,322
Ounces sold	21,364	22,488	63,581	67,298
Production costs	$20.6	$17.7	$58.7	$55.2
Cash operating costs ($/oz sold) (1,2)	$817	$709	$791	$689
All-in sustaining costs ($/oz sold) (1,2)	$1,205	$1,039	$1,137	$1,075
Sustaining capital expenditures (2)	$3.7	$4.1	$9.6	$13.5
Olympias
Ounces produced	18,848	16,123	49,251	40,898
Ounces sold	18,196	15,794	47,710	36,648
Production costs	$39.8	$44.3	$114.4	$106.6
Cash operating costs ($/oz sold) (1,2)	$885	$1,466	$1,096	$1,455
All-in sustaining costs ($/oz sold) (1,2)	$1,319	$2,070	$1,614	$2,240
Sustaining capital expenditures (2)	$4.7	$5.7	$11.8	$19.8
(1)Revenues from silver, lead and zinc sales are off-set against cash operating costs.
(2)These financial measures or ratios are non-IFRS financial measures or ratios. See the section 'Non-IFRS and Other Financial Measures and Ratios' of our MD&A for explanations and discussions of these non-IFRS financial measures or ratios.

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Kisladag
Kisladag produced 37,219 ounces of gold in Q3 2023, comparable to 37,741 ounces produced in Q3 2022. Production in the quarter benefited from successful commissioning of the new North Heap Leach Pad ("NHLP") along with continual optimization of fine ore agglomeration and continued usage of larger capacity conveyors which have increased stacking efficiency. NHLP gold recovery and adsorption is in line with expectations and we are drawing down the excess solution and gold inventory caused by the unusually high precipitation event during Q2, with the drawdown to continue through Q4 this year. Additionally, average grade was higher, from 0.72 grams per tonne in Q3 2022 to 0.85 grams per tonne in Q3 2023.
Revenue increased to $75.2 million in Q3 2023 from $65.7 million in Q3 2022, reflecting higher sales in the quarter, and an increase in the average realized gold price.
Production costs decreased to $28.6 million in Q3 2023 from $32.7 million in Q3 2022 primarily due to decreases in unit costs of fuel and electricity in Turkiye as cost pressures of the energy crisis in Europe ease. These impacts were partially offset by higher tonnes processed and gold sold. As a result, cash operating costs per ounce decreased to $622 in Q3 2023 from $752 in Q3 2022.
AISC per ounce sold decreased to $884 in Q3 2023 from $993 in Q3 2022, primarily due to the decrease in cash operating costs per ounce sold.
Sustaining capital expenditures of $5.5 million in Q3 2023 and $10.5 million in the nine months ended September 30, 2023 primarily included equipment rebuilds and mine equipment purchases. Growth capital investments of $18.6 million and $55.9 million in the three and nine months ended September 30, 2023 included waste stripping to support the mine life extension and construction of the first phase of the NHLP, which was commissioned in July 2023.
Production is expected to increase over the course of the fourth quarter as we realize full effectiveness from the upgraded materials handling equipment. Our optimization efforts are expected to drive increased stacking rates. In addition, we expect to recover the ounces that were delayed as a result of the extraordinary rainfall in May and early June.
Lamaque
Lamaque produced 43,821 ounces of gold in Q3 2023, an increase of 3% from 42,454 ounces in Q3 2022. The increase was primarily due to higher ore throughput, partially offset by lower gold grade compared to Q3 2022. Mining disruption caused by the forest fires earlier in the year led to reduced mining faces available for ore production in Q3. Despite this, tonnes processed were 7% higher in Q3 2023 as compared to Q3 2022, which had been affected by COVID-19 related absenteeism in 2022. Average grade decreased to 7.04 grams per tonne in Q3 2023 from 7.28 grams per tonne in Q3 2022.
Revenue increased to $79.1 million in Q3 2023 from $73.1 million in Q3 2022 primarily due to higher average realized gold price, partially offset by lower ounces sold.
Production costs decreased to $26.9 million in Q3 2023 from $28.8 million in Q3 2022, primarily due to lower volume sold in the quarter and lower unit costs of fuel. Cash operating costs per ounce sold decreased to $624 in Q3 2023 from $650 in Q3 2022 as a result of cost savings from a weaker Canadian dollar as compared to the prior year.
AISC per ounce sold decreased to $1,099 in Q3 2023 from $1,106 in Q3 2022 primarily due to lower cash operating cost per ounce, partially offset by lower volume of gold sold.
Sustaining capital expenditures of $18.0 million in Q3 2023 and $52.0 million in the nine months ended September 30, 2023 primarily included underground development, equipment rebuilds, and expansion of the tailings management facility. Growth capital investment of $8.5 million in Q3 2023 and $16.1 million in the nine months ended September 30, 2023 were primarily related to resource conversion drilling at Ormaque and spending on other exploration projects.
The fourth quarter is expected to be stronger as we push development into higher grade stopes.
Efemcukuru
Efemcukuru produced 21,142 payable ounces of gold in Q3 2023, a 6% decrease from 22,473 payable ounces in Q3 2022. The decrease was primarily due to lower grade as planned, a decrease to 5.46 grams per tonne in Q3

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2023 from 5.74 grams per tonne in Q3 2022, and slightly lower tonnes milled, which was a result of slightly lower tonnes mined in the quarter.
Revenue increased to $39.1 million in Q3 2023 from $34.3 million in Q3 2022. Lower payable ounces sold was offset by a higher average realized gold price recorded during Q3 2023.
Production costs increased to $20.6 million in Q3 2023 from $17.7 million in Q3 2022 primarily due to a higher proportion of ore production relative to development tonnage and higher royalty expense due to higher average realized gold prices, partially offset by lower unit costs. This resulted in an increase in cash operating costs per ounce sold to $817 in Q3 2023 from $709 in Q3 2022.
AISC per ounce sold increased to $1,205 in Q3 2023 from $1,039 in Q3 2022. The increase was primarily due to the increase in cash operating costs per ounce sold and was partly offset by lower sustaining capital expenditure.
Sustaining capital expenditures of $3.7 million in Q3 2023 and $9.6 million in the nine months ended September 30, 2023 were primarily underground development and equipment rebuilds. Growth capital investment of $1.1 million in Q3 2023 and $4.5 million in the nine months ended September 30, 2023 primarily included capital development and resource conversion drilling.
Production for the fourth quarter is expected to increase slightly over the third quarter as processing rates increase.
Olympias
Olympias produced 18,848 ounces of gold in Q3 2023, a 17% increase from 16,123 ounces in Q3 2022 and was driven by record high mill throughput that was achieved this quarter and the productivity benefits of transformation initiatives that were completed in early July as we continue to ramp up productivity. This was partially offset by lower average gold grade due to changes in stope sequencing in the quarter. Q3 2023 production of by-product metals increased as compared to both Q2 2023 and Q3 2022 across silver, lead, and zinc as a result of higher average grades in the Flats Zone as planned in both the three and nine months ended periods as well as overall higher throughput.
In line with our 2023 guidance, key transformation initiatives are on-going as the mine continues to ramp up productivity. Bulk emulsion blasting was commissioned in June, and we are continuing to ramp up and optimize this initiative through ongoing training and equipment optimization. The Flats Zone is ramping up in ore production while we continue to develop and open up additional access to the ore body.
Revenue increased to $51.9 million in Q3 2023 from $44.6 million in Q3 2022 primarily as a result of higher gold sales and higher average realized gold price. Sales of silver and lead were also higher in Q3 2023 due to higher production in the quarter and successful timing of shipments at quarter end.
Production costs decreased to $39.8 million in Q3 2023 from $44.3 million in Q3 2022 despite increased volumes of throughput and gold, silver, and lead sales, primarily due to productivity efficiencies resulting from recent transformation initiatives, as well as slightly lower unit costs of certain consumables, including electricity. Production costs also benefited from lower transport costs as a result of improved shipment logistics. This resulted in cash operating costs per ounce sold decreasing to $885 in Q3 2023 from $1,466 in Q3 2022, combined with the impacts of lower treatment and refining costs and higher gold ounces sold. Furthermore, some sales were not subject to the 13% VAT paid on sales exports to China, further lowering cash operating costs per ounce sold.
AISC per ounce sold decreased to $1,319 in Q3 2023 from $2,070 in Q3 2022 primarily due lower sustaining capital expenditures and lower direct operating costs per ounce sold.
Sustaining capital expenditures of $4.7 million in Q3 2023 and $11.8 million in the nine months ended September 30, 2023 primarily included underground development and expansion of tailings facilities. Growth capital investment of $0.9 million in Q3 2023 and $4.4 million in the nine months ended September 30, 2023 were primarily related to underground development.
Gold production is expected to be steady over the fourth quarter as the productivity initiatives continue to deliver increased tonnage and higher grades.

Development Project
Skouries
The Skouries project, part of the Kassandra Mines Complex, is located within the Halkidiki Peninsula of Northern Greece and is a high-grade gold-copper asset. In December 2021, we published the results of the Skouries Project

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Feasibility Study with a 23-year mine life and expected average annual production of 140,000 ounces of gold and 67 million pounds of copper. The project is expected to provide an after-tax IRR of 19% and an NPV (5%) of $1.3 billion4 with capital costs to complete the project estimated at $845 million.
Capital investment in Q3 2023 totalled $27.3 million, and $101.3 million year-to-date in 2023, with activity focused on construction ramp-up, and completing engineering and procurement. Underground development continued to advance the west decline and it is on plan to reach the targeted development meters for 2023, while major earthworks initiatives include haul road construction to build earthworks structures as well as civil works related to the crushing facility. The project cost and schedule are on track with commissioning in mid-2025 and commercial production at the end of 2025. Upcoming milestones in 2023 include the mobilization of major construction contracts for concrete, process plant piping and electrical works, in addition to finalizing the awards of the remaining major procurement and contract packages to 90% completion and advancing detailed engineering to 90% completion.

4 Based on long-term prices of $1,500 per ounce gold and $3.85 per pound copper.

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For further information on the Company's operating results for the third quarter of 2023, please see the Company’s MD&A filed on SEDAR+ at www.sedarplus.com under the Company’s profile.

Conference Call
A conference call to discuss the details of the Company’s Third Quarter 2023 Results will be held by senior management on Friday, October 27, 2023 at 11:30 AM ET (8:30 AM PT). The call will be webcast and can be accessed at Eldorado’s website: www.eldoradogold.com or via this link:
https://services.choruscall.ca/links/eldoradogold2023q3.html.

Conference Call Details		Replay (available until Dec. 1, 2023)
Date:	October 27, 2023	Vancouver:	+1 604 638 9010
Time:	11:30 AM ET (8:30 AM PT)	Toll Free:	1 800 319 6413
Dial in:	+1 604 638 5340	Access code:	0401
Toll free:	1 800 319 4610

About Eldorado
Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkiye, Canada, Greece and Romania. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contact
Investor Relations
Lynette Gould, VP, Investor Relations
647 271 2827 or 1 888 353 8166
lynette.gould@eldoradogold.com

Media
Chad Pederson, Director, Communications
236 885 6251 or 1 888 353 8166
chad.pederson@eldoradogold.com

10

Non-IFRS and Other Financial Measures and Ratios
Certain non-IFRS financial measures and ratios are included in this press release, including cash operating costs and cash operating costs per ounce sold, total cash costs and total cash costs per ounce sold, all-in sustaining costs ("AISC") and AISC per ounce sold, sustaining and growth capital, average realized gold price per ounce sold, adjusted net earnings/(loss) attributable to shareholders, adjusted net earnings/(loss) per share attributable to shareholders, earnings before interest, taxes, depreciation and amortization (“EBITDA”), adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), free cash flow, free cash flow excluding Skouries, working capital and cash flow from operating activities before changes in working capital.
Please see the September 30, 2023 MD&A for explanations and discussion of these non-IFRS and other financial measures and ratios. The Company believes that these measures and ratios, in addition to conventional measures and ratios prepared in accordance with International Financial Reporting Standards (“IFRS”), provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS and other financial measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures or ratios of performance prepared in accordance with IFRS. These measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers. Certain additional disclosures for these and other financial measures and ratios have been incorporated by reference and can be found in the section 'Non-IFRS and Other Financial Measures and Ratios' in the September 30, 2023 MD&A available on SEDAR+ at www.sedarplus.com and on the Company's website under the 'Investors' section.

Reconciliation of Production Costs to Cash Operating Costs and Cash Operating Costs per ounce sold:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Production costs	$115.9	$123.5	$344.2	$337.4
By-product credits (1)	(23.7)	(22.6)	(61.5)	(60.3)
Royalty expense (2)	(11.5)	(10.6)	(35.3)	(30.4)
Concentrate deductions (3)	$2.5	$4.8	$8.3	$12.3
Cash operating costs	$83.2	$95.1	$255.7	$258.8
Gold ounces sold	119,200	118,388	339,151	320,491
Cash operating cost per ounce sold	$698	$803	$754	$807

(1)Revenue from silver, lead and zinc sales.
(2)Included in production costs.
(3)Included in revenue.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended September 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$32.7	($0.7)	$0.2	($8.1)	$24.1	38,732	$622
Lamaque	27.0	(0.4)	0.1	(1.2)	25.5	40,908	624
Efemcukuru	14.3	(1.0)	3.8	0.3	17.5	21,364	817
Olympias	32.2	(21.6)	4.5	1.0	16.1	18,196	885
Total consolidated	$106.2	($23.7)	$8.6	($8.0)	$83.2	119,200	$698

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

11

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the nine months ended September 30, 2023:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$90.6	($2.3)	$0.5	($16.0)	$72.7	108,405	$671
Lamaque	83.6	(1.2)	0.2	(2.3)	80.4	119,455	673
Efemcukuru	43.1	(3.3)	10.3	0.2	50.3	63,581	791
Olympias	90.9	(54.7)	16.7	(0.6)	52.3	47,710	1,096
Total consolidated	$308.1	($61.5)	$27.8	($18.7)	$255.7	339,151	$754

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the three months ended September 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$31.2	($0.6)	$0.2	($2.4)	$28.4	37,721	$752
Lamaque	27.8	(0.3)	0.1	—	27.5	42,385	650
Efemcukuru	12.7	(0.6)	3.7	0.1	15.9	22,488	709
Olympias	28.7	(21.1)	9.4	6.2	23.2	15,794	1,466
Total consolidated	$100.3	($22.6)	$13.3	$4.0	$95.0	118,388	$803

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs and Cash Operating Cost per ounce sold, by asset, for the nine months ended September 30, 2022:

	Direct operating costs	By-product credits	Refining and selling costs	Inventory change (1)	Cash operating costs	Gold oz sold	Cash operating cost/oz sold
Kisladag	$78.6	($2.1)	$0.9	($1.9)	$75.5	94,380	$800
Lamaque	83.5	(1.0)	0.2	0.9	83.6	122,165	684
Efemcukuru	38.6	(2.3)	9.6	0.5	46.3	67,298	689
Olympias	83.9	(54.9)	21.9	2.4	53.3	36,648	1,455
Total consolidated	$284.6	($60.3)	$32.6	$1.9	$258.8	320,491	$807

(1)Inventory change adjustments result from timing differences between when inventory is produced and when it is sold.

Reconciliation of Cash Operating Costs to Total Cash Costs and Total Cash Costs per ounce sold:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Cash operating costs	$83.2	$95.0	$255.7	$258.8
Royalty expense (1)	11.5	10.6	35.3	30.4
Total cash costs	$94.7	$105.6	$291.0	$289.2
Gold ounces sold	119,200	118,388	339,151	320,491
Total cash costs per ounce sold	$794	$892	$858	$902
(1)Included in production costs.

12

Reconciliation of Total Cash Costs to All-in Sustaining Costs and All-in Sustaining Costs per ounce sold:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Total cash costs	$94.7	$105.6	$291.0	$289.2
Corporate and allocated G&A	11.5	8.6	32.6	27.5
Exploration and evaluation costs	(0.1)	0.1	0.9	1.4
Reclamation costs and amortization	2.4	1.8	7.1	5.3
Sustaining capital expenditure	31.8	32.8	83.9	89.6
AISC	$140.3	$149.0	$415.6	$413.0
Gold ounces sold	119,200	118,388	339,151	320,491
AISC per ounce sold	$1,177	$1,259	$1,225	$1,289

Reconciliation of general and administrative expenses included in All-in Sustaining Costs:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
General and administrative expenses (from consolidated statement of operations)	$9.3	$6.6	$29.3	$23.1
Add:
Share-based payments expense	2.0	2.8	5.6	6.8
Employee benefit plan expense from corporate and operating gold mines	1.3	0.9	3.5	3.5
Less:
General and administrative expenses related to non-gold mines and in-country offices	(0.3)	(0.1)	(0.8)	(0.4)
Depreciation in G&A	(0.8)	(0.6)	(2.4)	(1.7)
Business development	(0.2)	(0.5)	(2.4)	(1.4)
Development projects	—	(0.6)	(0.3)	(2.7)
Adjusted corporate general and administrative expenses	$11.4	$8.6	$32.5	$27.2
Regional general and administrative costs allocated to gold mines	0.1	—	0.2	0.2
Corporate and allocated general and administrative expenses per AISC	$11.5	$8.6	$32.6	$27.4

Reconciliation of exploration costs included in All-in Sustaining Costs:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Exploration and evaluation expense (from consolidated statement of operations)(1)	$6.3	$4.5	$16.8	$12.8
Add:
Capitalized sustaining exploration cost related to operating gold mines	(0.1)	0.1	0.9	1.4
Less:
Exploration and evaluation expenses related to non-gold mines and other sites	(6.3)	(4.5)	(16.8)	(12.8)
Exploration and evaluation costs per AISC	($0.1)	$0.1	$0.9	$1.4
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.

13

Reconciliation of reclamation costs and amortization included in All-in Sustaining Costs:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Asset retirement obligation accretion (from notes to the condensed consolidated interim financial statements)	$1.1	$0.5	$3.2	$1.5
Add:
Depreciation related to asset retirement obligation assets	1.5	1.4	4.5	4.0
Less:
Asset retirement obligation accretion related to non-gold mines and other sites	(0.2)	(0.1)	(0.6)	(0.2)
Reclamation costs and amortization per AISC	$2.4	$1.8	$7.1	$5.3

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2023:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$24.1	$3.9	$28.0	$—	$—	$0.8	$5.5	$34.2	38,732	$884
Lamaque	25.5	1.0	26.5	—	0.3	0.1	18.0	44.9	40,908	1,099
Efemcukuru	17.5	3.7	21.2	0.1	—	0.8	3.7	25.7	21,364	1,205
Olympias	16.1	3.0	19.1	—	(0.4)	0.7	4.7	24.0	18,196	1,319
Corporate (1)	—	—	—	11.4	—	—	—	11.4	—	95
Total consolidated	$83.2	$11.5	$94.7	$11.5	($0.1)	$2.4	$31.8	$140.3	119,200	$1,177

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2023

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$72.7	$11.6	$84.3	$—	$—	$2.4	$10.5	$97.2	108,405	$897
Lamaque	80.4	2.9	83.2	—	0.9	0.4	52.0	136.6	119,455	1,143
Efemcukuru	50.3	9.9	60.2	0.2	—	2.4	9.6	72.3	63,581	1,137
Olympias	52.3	10.9	63.2	—	—	2.0	11.8	77.0	47,710	1,614
Corporate (1)	—	—	—	32.5	—	—	—	32.5	—	96
Total consolidated	$255.7	$35.3	$291.0	$32.6	$0.9	$7.1	$83.9	$415.6	339,151	$1,225

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

14

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the three months ended September 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$28.4	$3.7	$32.1	$—	$—	$0.6	$4.8	$37.5	37,721	$993
Lamaque	27.5	0.9	28.5	—	0.1	0.1	18.2	46.9	42,385	1,106
Efemcukuru	15.9	2.9	18.8	—	(0.2)	0.7	4.1	23.4	22,488	1,039
Olympias	23.2	3.1	26.3	—	0.2	0.5	5.7	32.7	15,794	2,070
Corporate (1)	—	—	—	8.6	—	—	—	8.6	—	73
Total consolidated	$95.0	$10.6	$105.6	$8.6	$0.1	$1.8	$32.8	$149.0	118,388	$1,259

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of All-in Sustaining Costs and All-in Sustaining Costs per ounce sold, by operating asset and corporate office, for the nine months ended September 30, 2022:

	Cash operating costs	Royalties	Total cash costs	Corporate & allocated G&A	Exploration costs	Reclamation costs and amortization	Sustaining capital	Total AISC	Gold oz sold	Total AISC/ oz sold
Kisladag	$75.5	$10.3	$85.8	$—	$—	$1.6	$11.6	$99.0	94,380	$1,049
Lamaque	83.6	2.9	86.5	—	0.7	0.3	44.7	132.2	122,165	1,082
Efemcukuru	46.3	10.4	56.8	0.2	—	1.9	13.5	72.3	67,298	1,075
Olympias	53.3	6.9	60.2	—	0.7	1.4	19.8	82.1	36,648	2,240
Corporate (1)	—	—	—	27.3	—	—	—	27.3	—	85
Total consolidated	$258.8	$30.4	$289.2	$27.5	$1.4	$5.3	$89.6	$413.0	320,491	$1,289

(1)Excludes general and administrative expenses related to business development activities and projects. Includes share based payments expense and defined benefit pension plan expense. AISC per ounce sold has been calculated using total consolidated gold ounces sold.

Reconciliation of Sustaining and Growth Capital

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Additions to property, plant and equipment (1) (from segment note in the condensed consolidated interim financial statements)	$91.1	$73.1	$273.9	$221.0
Growth and development project capital investment - gold mines	(29.1)	(25.7)	(81.1)	(85.0)
Growth and development project capital investment - other (2)	(30.3)	(13.9)	(110.0)	(45.1)
Less: Sustaining capital expenditure equipment leases (3)	0.2	(0.7)	1.1	(1.1)
Less: Corporate leases	(0.1)	—	(0.1)	(0.1)
Sustaining capital expenditure at operating gold mines	$31.8	$32.8	$83.9	$89.6

(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.
(2)Includes growth capital investment and capital expenditures relating to Skouries, Stratoni and Other Projects, excluding non-cash sustaining lease additions.
(3)Non-cash sustaining lease additions, net of sustaining lease principal and interest payments.

15

Average realized gold price per ounce sold is reconciled for the periods presented as follows:
For the three months ended September 30, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$75.2	$—	($0.7)	$74.5	38,732	$1,923
Lamaque	79.1	—	(0.4)	78.7	40,908	1,925
Efemcukuru	39.1	1.5	(1.0)	39.6	21,364	1,855
Olympias	51.9	0.9	(21.6)	31.2	18,196	1,712
Total consolidated	$245.3	$2.5	($23.7)	$224.0	119,200	$1,879
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
For the nine months ended September 30, 2023:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$211.9	$—	($2.3)	$209.6	108,405	$1,934
Lamaque	231.4	—	(1.2)	230.2	119,455	1,927
Efemcukuru	123.9	4.8	(3.3)	125.3	63,581	1,971
Olympias	137.3	3.5	(54.7)	86.1	47,710	1,805
Total consolidated	$704.5	$8.3	($61.5)	$651.3	339,151	$1,920
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.
For the three months ended September 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$65.7	$—	($0.6)	$65.1	37,721	$1,725
Lamaque	73.1	—	(0.3)	72.8	42,385	1,717
Efemcukuru	34.3	1.7	(0.6)	35.4	22,488	1,574
Olympias	44.6	3.1	(21.1)	26.6	15,794	1,685
Stratoni	—	—	—	—	N/A	N/A
Total consolidated	$217.7	$4.8	($22.6)	$199.9	118,388	$1,688
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

For the nine months ended September 30, 2022:

	Revenue	Add concentrate deductions (1)	Less non-gold revenue	Gold revenue (2)	Gold oz sold	Average realized gold price per ounce sold
Kisladag	$173.3	$—	($2.1)	$171.2	94,380	$1,814
Lamaque	223.0	—	(1.0)	221.9	122,165	1,817
Efemcukuru	117.0	3.8	(2.3)	118.5	67,298	1,761
Olympias	112.0	8.4	(54.9)	65.6	36,648	1,791
Stratoni	0.5	—	(0.5)	—	N/A	N/A
Total consolidated	$625.8	$12.3	($60.8)	$577.3	320,491	$1,801
(1)Treatment charges, refining charges, penalties and other costs deducted from proceeds from gold concentrate sales.
(2)Includes the impact of provisional pricing adjustments on concentrate sales.

16

Reconciliation of Net Earnings (Loss) attributable to shareholders of the Company to Adjusted Net Earnings (Loss) attributable to shareholders of the Company:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net (loss) earnings attributable to shareholders of the Company (1)	($6.6)	($28.4)	$14.4	($91.1)
Current tax expense due to Turkiye earthquake relief tax law change (2)	—	—	4.3	—
Loss on foreign exchange translation of deferred tax balances	15.2	18.4	33.1	54.2
Loss on redemption option derivative	1.5	—	2.0	7.4
Unrealized gain on derivative instruments	(6.0)	—	(15.0)	—
Deferred tax expense (recovery) due to changes in tax rates (3)	22.6	—	22.6	(1.0)
Out-of-period current tax expense due to changes in tax rates (4)	8.2	—	—	—
Other write-down of assets, net of tax (5)	—	—	—	14.8
Total adjusted net earnings (loss)	$35.0	($10.0)	$61.4	($15.7)
Weighted average shares outstanding (thousands)	202,472	183,783	191,786	183,313
Adjusted net earnings (loss) per share ($/share)	$0.17	($0.05)	$0.32	($0.09)

(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.
(2)To help fund earthquake relief efforts in Turkiye, a one-time tax law change was introduced in Q1 2023 to reverse a portion of the tax credits and deductions previously granted in 2022.
(3)This deferred tax expense adjustment is due to the income tax rate increase in Turkiye enacted in Q3 2023. Rate increase from 20% to 25% for general rate, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income and is applicable retroactively to January 1, 2023. Deferred tax recovery in 2022 is relating to the adjustment of opening balances for the tax rate decrease in Turkiye enacted in Q1 2022.
(4)This out-of-period current tax expense adjustment is due to the income tax rate increase in Turkiye enacted in Q3 2023. Rate increase from 20% to 25% for general rate, from 19% to 24% for certain manufacturing activities (including mining) and from 19% to 20% for export income and is applicable retroactively to January 1, 2023. The current income tax adjustment of $8.2 million for the three-month period ended September 30, 2023 represents out-of-period impacts of $1.8 million in Q1 and $6.4 million in Q2; therefore, there is no adjustment for the nine-month period ended September 30, 2023.
(5)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.

Reconciliation of Net Earnings (Loss) before income tax to EBITDA and Adjusted EBITDA:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Earnings (loss) before income tax (1)	$45.3	($2.0)	$117.7	($6.4)
Depreciation and amortization (2)	63.8	67.1	191.8	175.8
Interest income	(5.3)	(1.5)	(11.8)	(2.8)
Finance costs	8.9	9.2	27.1	35.0
EBITDA	$112.7	$72.8	$324.8	$201.6
Other write-down of assets (3)	—	—	—	18.2
Share-based payments expense	2.0	2.8	5.6	6.8
(Gain) loss on disposal of assets (1)	(0.1)	(1.5)	0.7	(2.3)
Unrealized gain on derivative instruments	(6.0)	—	(15.0)	—
Adjusted EBITDA	$108.7	$74.2	$316.1	$224.4
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.
(2)Includes depreciation within general and administrative expenses.
(3)Non-recurring asset write-downs in Q1 2022 include decommissioned equipment at Kisladag as a result of installation and commissioning of the HPGR. A partial reversal of Stratoni equipment write-downs was recorded in Q2 2022.

17

Reconciliation of Net Cash Generated from Operating Activities to Free Cash Flow:

	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net cash generated from operating activities (1)	$108.1	$52.7	$223.3	$114.9
Less: Cash used in investing activities	(127.4)	(103.6)	(265.3)	(315.3)
Add back: Increase (decrease) in term deposits	—	5.0	(35.0)	65.0
Add back: Purchase of marketable securities	—	20.2	0.6	20.2
Free cash flow	($19.3)	($25.7)	($76.4)	($115.2)
Add back: Skouries capital investment (2)	49.2	9.2	99.3	19.5
Free cash flow excluding Skouries	$30.0	($16.5)	$22.8	($95.7)

(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.
(2)Cash-basis capital expenditure on the Skouries project as included within 'Cash used in investing activities'.

Working capital for the periods highlighted is as follows:

	As at September 30, 2023	As at December 31, 2022
Current assets	$823.1	$604.7
Less: Current liabilities	201.5	200.5
Working capital	$621.6	$404.3

Reconciliation of Net Cash Generated from Operating Activities to Cash Flow from Operating Activities before Changes in Working Capital:

Continuing operations (1)	Q3 2023	Q3 2022	YTD 2023	YTD 2022
Net cash generated from operating activities (1)	$108.1	$52.7	$223.3	$114.9
Less: Changes in non-cash working capital	10.6	(3.1)	(49.9)	(39.4)
Cash flow from operating activities before changes in working capital	$97.5	$55.8	$273.1	$154.3
(1)Amounts presented for 2023 and 2022 are from continuing operations only and exclude the Romania segment. See Note 4 of our condensed consolidated interim financial statements for the three and nine months ended September 30, 2023.

18

Forward-looking Statements and Information
Certain of the statements made and information provided in this press release are forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as “anticipates”, "assumes", “believes”, “budget”, "committed", “continue”, “estimates”, “expects”, "focus", “forecasts”, "foresee", "forward", "future", "goal", “guidance”, “intends”, "opportunity", "outlook", “plans”, “potential”, "schedule", "strategy", "target", “underway”, "working" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results “can”, “could”, "likely", "may", “might”, “will” or "would" be taken, occur or be achieved.
Forward-looking statements or information contained in this press release include, but are not limited to, statements or information with respect to: our beliefs for reserve growth, our jurisdictional strategy; the Company’s production, cost, capital expenditure and cash flow outlook, including our expected production, average cash operating costs per ounce sold, total operating costs per ounce sold, all in sustaining costs per ounce sold and growth capital invested; expectations regarding advancement and development of the Skouries project, including expected costs and budgets, upcoming milestones and progress against targets, timing of contracts; expected growth capital investment in 2023, the timing of commissioning and commercial production, the results of the Skouries feasibility study (including expected life of mine, average production, after tax IRR, NPV and capital costs) and management’s expectations on updates; expected results from productivity initiatives at Olympias; a potential increase in recoveries at Kisladag; directional guidance on Q4 production by material property and reasons underlying management’s expectations; critical accounting estimates and judgements; non-IFRS financial measures and ratios; risk factors affecting our business; our expectation as to our future financial and operating performance; and our strategy, plans and goals, including our proposed exploration, development, construction, permitting, financing and operating potential, plans and priorities and related timelines and schedules.
Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.
We have made certain assumptions about the forward-looking statements and information, including assumptions about: production and cost expectations; the total capital costs required to complete Skouries; our ability to execute our plans relating to Skouries, including the timing, productivity levels and pace thereof; our ability to obtain all required approvals and permits; cost estimates in respect of Skouries; no changes in input costs, exchange rates, development and gold; the geopolitical, economic, permitting and legal climate that we operate in, including at the Skouries project; our preliminary gold production and our guidance, benefits of the completion of the decline at Lamaque, the improvements at Kisladag and Olympias and the optimization of Greek operations; tax expenses in Turkiye; how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing, cost and results of our construction and exploration; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated values, costs, expenses and working capital requirements; production and metallurgical recoveries; mineral reserves and resources; and the impact of acquisitions, dispositions, suspensions or delays on our business and the ability to achieve our goals. In addition, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.
Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.
Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others, the following: operational performance rates including but not limited to development rates, production drilling activity, and stope sequencing; increases in the non-fixed portion of the financing costs or adverse changes to the Term Facility funding the Skouries project; failure or delays to receive necessary approvals or otherwise satisfy the conditions to the continued drawdown of the Term Facility; the proceeds of the Term Facility not being available to the Company or Hellas; ability to execute on the project plan relating to Skouries which in turn depends on, among other things, the pace of contract awards, labour productivity levels, and ability to achieve the social impacts and benefits contemplated; ability to meet production, expenditure and cost guidance; inability to achieve the expected benefits

19

of the completion of the decline at Lamaque, performance improvements at Kisladag including but not limited to solution flow and irrigation areas and the optimization of Greek operations; inability to assess income tax expenses in Turkiye; as well as those risk factors discussed in the section titled Managing Risk in the Management's Discussion and Analysis and the sections titled “Forward-Looking Information and Risks” and “Risk Factors in Our Business” in our most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form & Form 40-F filed on SEDAR+ and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect our business and operations.
The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.
There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change and you are referred to the full discussion of the Company’s business contained in the Company’s reports filed with the securities regulatory authorities in Canada and the United States.
Qualified Person
Except as otherwise noted, Simon Hille, FAusIMM, Senior Vice President, Technical Services and Operations, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this press release and verifying the technical data disclosed in this document relating to our operating mines and development projects. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.
Jessy Thelland, géo (OGQ No. 758), a member in good standing of the Ordre des Géologues du Québec, is the qualified person as defined in NI 43-101 responsible for, and has verified and approved, the scientific and technical disclosure contained in this Press Release for the Quebec projects.

20

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Financial Position
As at September 30, 2023 and December 31, 2022
(Unaudited – in thousands of U.S. dollars)

As at	Note	September 30, 2023	December 31, 2022
ASSETS
Current assets
Cash and cash equivalents		$476,624	$279,735
Term deposits		—	35,000
Accounts receivable and other	5	104,833	91,113
Inventories	6	236,663	198,872
Current derivative assets	16	4,992	—
Assets held for sale	4	27,066	27,738
		850,178	632,458
Restricted cash		2,038	2,033
Deferred tax assets		14,507	14,507
Other assets	7	164,796	120,065
Non-current derivative assets	16	14,902	—
Property, plant and equipment		3,673,191	3,596,262
Goodwill		92,591	92,591
		$4,812,203	$4,457,916
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		$191,666	$191,705
Current portion of lease liabilities		4,916	4,777
Current portion of asset retirement obligations		3,692	3,980
Current derivative liabilities	16	1,202	—
Liabilities associated with assets held for sale	4	10,834	10,479
		212,310	210,941
Debt	8	596,503	494,414
Lease liabilities		13,044	12,164
Employee benefit plan obligations		8,485	8,910
Asset retirement obligations		105,972	105,893
Non-current derivative liabilities	16	3,708	—
Deferred income tax liabilities		465,239	424,726
		1,405,261	1,257,048
Equity
Share capital	12	3,410,536	3,241,644
Treasury stock		(15,952)	(20,454)
Contributed surplus		2,615,177	2,618,212
Accumulated other comprehensive loss		(17,680)	(42,284)
Deficit		(2,580,843)	(2,593,050)
Total equity attributable to shareholders of the Company		3,411,238	3,204,068
Attributable to non-controlling interests		(4,296)	(3,200)
		3,406,942	3,200,868
		$4,812,203	$4,457,916

Approved on behalf of the Board of Directors

    (signed)    John Webster Director         (signed)    George Burns     Director

Date of approval: October 26, 2023

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2023 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Operations
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars except share and per share amounts)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2023	2022	2023	2022
Revenue
Metal sales	9	$245,255	$217,698	$704,464	$625,817

Cost of sales
Production costs		115,929	123,486	344,175	337,362
Depreciation and amortization		62,983	66,424	189,422	174,093
		178,912	189,910	533,597	511,455

Earnings from mine operations		66,343	27,788	170,867	114,362

Exploration and evaluation expenses		6,288	4,449	16,758	12,822
Mine standby costs	10	3,382	7,965	11,999	30,298
General and administrative expenses		9,291	6,571	29,256	23,096
Employee benefit plan expense		1,277	854	3,496	3,504
Share-based payments expense	13	2,045	2,842	5,573	6,840
Write-down of assets		2,924	1,090	4,972	23,543
Foreign exchange (gain) loss		(1,726)	338	(15,480)	(7,379)
Earnings from operations		42,862	3,679	114,293	21,638

Other income	11	11,366	3,592	30,454	6,971
Finance costs	11	(8,910)	(9,228)	(27,053)	(35,006)
Earnings (loss) from continuing operations before income tax		45,318	(1,957)	117,694	(6,397)
Income tax expense		51,984	26,452	103,581	84,763
Net (loss) earnings from continuing operations		(6,666)	(28,409)	14,113	(91,160)
Net loss from discontinued operations, net of tax		(1,201)	(30,244)	(3,267)	(376,568)
Net (loss) earnings for the period		$(7,867)	$(58,653)	$10,846	$(467,728)

Net (loss) earnings attributable to:
Shareholders of the Company		(7,998)	(54,642)	12,207	(397,516)
Non-controlling interests		131	(4,011)	(1,361)	(70,212)
Net (loss) earnings for the period		$(7,867)	$(58,653)	$10,846	$(467,728)

Net (loss) earnings attributable to Shareholders of the Company:
Continuing operations		(6,557)	(28,411)	14,361	(91,060)
Discontinued operations		(1,441)	(26,231)	(2,154)	(306,456)
		$(7,998)	$(54,642)	$12,207	$(397,516)

Net earnings (loss) attributable to Non-controlling Interests:
Continuing operations		(109)	2	(248)	(100)
Discontinued operations		240	(4,013)	(1,113)	(70,112)
		$131	$(4,011)	$(1,361)	$(70,212)

Weighted average number of shares outstanding (thousands)
Basic	12	202,472	183,783	191,786	183,313
Diluted	12	202,472	183,783	192,643	183,313

Net (loss) earnings per share attributable to Shareholders of the Company:
Basic (loss) earnings per share		$(0.04)	$(0.30)	$0.06	$(2.17)
Diluted (loss) earnings per share		$(0.04)	$(0.30)	$0.06	$(2.17)

Net (loss) earnings per share attributable to Shareholders of the Company - Continuing operations:
Basic (loss) earnings per share		$(0.03)	$(0.15)	$0.07	$(0.50)
Diluted (loss) earnings per share		$(0.03)	$(0.15)	$0.07	$(0.50)

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2023 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2023	2022	2023	2022

Net (loss) earnings for the period	$(7,867)	$(58,653)	$10,846	$(467,728)
Other comprehensive income (loss):
Items that will not be reclassified to earnings or loss:
Change in fair value of investments in marketable securities	3,375	(15,279)	30,872	(23,544)
Income tax expense on change in fair value of investments in marketable securities	(476)	—	(1,657)	—
Actuarial losses on employee benefit plans	(2,028)	(1,336)	(5,693)	(1,987)
Income tax recovery on actuarial losses on employee benefit pension plans	386	294	1,082	437
Total other comprehensive income (loss) for the period	1,257	(16,321)	24,604	(25,094)
Total comprehensive (loss) income for the period	$(6,610)	$(74,974)	$35,450	$(492,822)

Attributable to:
Shareholders of the Company	(6,741)	(70,963)	36,811	(422,610)
Non-controlling interests	131	(4,011)	(1,361)	(70,212)
	$(6,610)	$(74,974)	$35,450	$(492,822)

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2023 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Cash Flows
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2023	2022	2023	2022
Cash flows generated from (used in):
Operating activities
Net (loss) earnings for the period from continuing operations		$(6,666)	$(28,409)	$14,113	$(91,160)
Adjustments for:
Depreciation and amortization		63,789	67,050	191,803	175,771
Finance costs		8,910	9,228	27,053	35,006
Interest income		(5,334)	(1,480)	(11,784)	(2,764)
Unrealized foreign exchange (gain) loss		(1,736)	3,785	(13,961)	19
Income tax expense		51,984	26,452	103,581	84,763
(Gain) loss on disposal of assets		(60)	(1,493)	707	(2,308)
Unrealized gain on derivative contracts	11	(5,957)	—	(14,979)	—
Write-down of assets		2,924	1,090	4,972	23,543
Share-based payments expense	13	2,045	2,842	5,573	6,840
Employee benefit plan expense		1,277	854	3,496	3,504
		111,176	79,919	310,574	233,214
Property reclamation payments		(583)	(1,282)	(2,539)	(2,075)
Employee benefit plan payments		(704)	(315)	(4,815)	(2,988)
Settlement of derivative contracts	11	7	—	2	—
Income taxes paid		(17,727)	(24,038)	(41,864)	(76,605)
Interest received		5,334	1,480	11,784	2,764
Changes in non-cash working capital	14	10,577	(3,078)	(49,874)	(39,366)
Net cash generated from operating activities of continuing operations		108,080	52,686	223,268	114,944
Net cash used in operating activities of discontinued operations		(84)	(172)	(15)	(251)

Investing activities
Additions to property, plant and equipment		(114,597)	(73,980)	(273,101)	(209,159)
Capitalized interest paid		(7,302)	—	(7,829)	—
Proceeds from the sale of property, plant and equipment		201	1,637	1,386	3,278
Purchase of marketable securities and investment in debt securities		—	(20,163)	(633)	(20,163)
Value added taxes related to mineral property expenditures, net		(5,656)	(6,056)	(20,158)	(24,267)
(Increase) decrease in term deposits		—	(5,000)	35,000	(65,000)
Net cash used in investing activities of continuing operations		(127,354)	(103,562)	(265,335)	(315,311)

Financing activities
Issuance of common shares, net of issuance costs		(62)	84	166,747	13,743
Contributions from non-controlling interests		—	—	265	207
Proceeds from Term Facility - Commercial Loans and RRF Loans		43,529	—	114,737	—
Proceeds from Term Facility - VAT facility		8,517	—	9,052	—
Term Facility loan financing costs		(102)	—	(17,274)	—
Term Facility commitment fees		—	—	(2,529)	—
Interest paid		(10,063)	(16,226)	(27,762)	(33,945)
Principal portion of lease liabilities		(948)	(1,406)	(2,793)	(5,383)
Purchase of treasury stock		(1,131)	—	(1,131)	(13,969)
Net cash generated from (used in) financing activities of continuing operations		39,740	(17,548)	239,312	(39,347)

Net increase (decrease) in cash and cash equivalents		20,382	(68,596)	197,230	(239,965)
Cash and cash equivalents - beginning of period		456,583	309,958	279,735	481,327
Cash in disposal group held for sale		(341)	—	(341)	—
Cash and cash equivalents - end of period		$476,624	$241,362	$476,624	$241,362

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2023 for notes to the accounts.

Eldorado Gold Corporation
Condensed Consolidated Interim Statements of Changes in Equity
For the three and nine months ended September 30, 2023 and 2022
(Unaudited – in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2023	2022	2023	2022
Share capital
Balance beginning of period		$3,410,609	$3,240,952	$3,241,644	$3,225,326
Shares issued upon exercise of share options		71	174	5,211	4,117
Shares issued upon exercise of performance share units (PSU's)		—	—	—	2,256
Transfer of contributed surplus on exercise of options		31	73	2,199	1,665
Shares issued upon exercise of warrants		—	—	—	213
Shares issued in private placements, net of share issuance costs		(12)	(10)	66,764	7,612
Shares issued to the public, net of share issuance costs		(163)	—	94,718	—
Balance end of period	12	$3,410,536	$3,241,189	$3,410,536	$3,241,189

Treasury stock
Balance beginning of period		$(14,821)	$(20,454)	$(20,454)	$(10,289)
Purchase of treasury stock		(1,131)	—	(1,131)	(13,969)
Shares redeemed upon exercise of restricted share units (RSU's)		—	—	5,633	3,804
Balance end of period		$(15,952)	$(20,454)	$(15,952)	$(20,454)

Contributed surplus
Balance beginning of period		$2,612,685	$2,612,463	$2,618,212	$2,615,459
Share-based payment arrangements		2,523	2,992	4,797	7,648
Shares redeemed upon exercise of restricted share units		—	—	(5,633)	(3,804)
Shares redeemed upon exercise of performance share units		—	—	—	(2,256)
Transfer to share capital on exercise of options		(31)	(73)	(2,199)	(1,665)
Balance end of period		$2,615,177	$2,615,382	$2,615,177	$2,615,382

Accumulated other comprehensive loss
Balance beginning of period		$(18,937)	$(29,678)	$(42,284)	$(20,905)
Other comprehensive income (loss) for the period attributable to shareholders of the Company		1,257	(16,321)	24,604	(25,094)
Balance end of period		$(17,680)	$(45,999)	$(17,680)	$(45,999)

Deficit
Balance beginning of period		$(2,572,845)	$(2,582,100)	$(2,593,050)	$(2,239,226)
(Loss) earnings attributable to shareholders of the Company		(7,998)	(54,642)	12,207	(397,516)
Balance end of period		$(2,580,843)	$(2,636,742)	$(2,580,843)	$(2,636,742)
Total equity attributable to shareholders of the Company		$3,411,238	$3,153,376	$3,411,238	$3,153,376

Non-controlling interests
Balance beginning of period		$(4,427)	$3,563	$(3,200)	$69,557
Earnings (loss) attributable to non-controlling interests		131	(4,011)	(1,361)	(70,212)
Contributions from non-controlling interests		—	—	265	207
Balance end of period		$(4,296)	$(448)	$(4,296)	$(448)
Total equity		$3,406,942	$3,152,928	$3,406,942	$3,152,928

Please see the Condensed Consolidated Interim Financial Statements dated September 30, 2023 for notes to the accounts.